UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2006.

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-0004

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	November 24, 2006

Mizuho Financial Group, Inc.

By:	/s/ Satoru Nishibori
Name:	Satoru Nishibori
Title:	Managing Director / CFO

November 24, 2006

To whom it may concern:

Company Name:	Mizuho Financial Group, Inc.
Representative:	Terunobu Maeda
President & CEO
Head Office:	1-5-5 Otemachi,
Chiyoda-ku, Tokyo, Japan
Code Number:	8411(TSE 1st Sec.,OSE 1st Sec.)
Ticker Symbol:	MFG(NYSE)

Dissolution of Subsidiary

Mizuho Financial Group, Inc. hereby announces that our subsidiary, Mizuho Trust & Banking Co., Ltd. has decided to dissolve its subsidiary, Global Fund Services (Luxembourg) S.A. as follows.

1.	Outline of the subsidiary to be dissolved and the scheduled date of dissolution

Company Name	Global Fund Services (Luxembourg) S.A.

Location	1B, Parc d’Activité Syrdall, L-5365 Munsbach, Grand Duchy of Luxembourg

Representative	Naomi Harada (Director)

Business	Creation, administration and management of mutual investment funds organized under Luxembourg Law

Date of Establishment	September 1993

Paid-in Capital	USD 200,000.-

Number of Stocks Outstanding	20,000 shares

Total Assets	USD 346 thousand (As of the end of December 2005)

Number of Employees	Nil (As of the end of December 2005)

Shareholder	Mizuho Trust & Banking (Luxembourg) S.A. (*) 100%
(*) Mizuho Trust & Banking (Luxembourg) S.A. is wholly owned by Mizuho Trust & Banking Co., Ltd.

Recent Financial Performance	Ordinary Profits : USD 42 thousand
Net Income: USD 19 thousand
(For the fiscal year ended December 2005)

Scheduled Date of Dissolution	December 2006

2.	Reason for Dissolution

The decision was made to dissolve the company at this time because it has served its original purpose.

3.	Effect on Profits/Losses

This decision will have no material effect on the Earnings Estimates for the current fiscal year (consolidated or non-consolidated) of Mizuho Financial Group, Inc.

Please direct any inquiries to:
Mizuho Financial Group, Inc.
Corporate Communications
Public Relations Office
Tel: 81-3-5224-2026